Management’s Discussion and Analysis
For the Three Months Ended March 31, 2019 and 2018

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of The Flowr Corporation, formerly The Needle Capital Corp., (the "Company") provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between December 31, 2018 and March 31, 2019, and results of operations for the three months ended March 31, 2019, ( "Q1 2019" and "YTD 2019", respectively) and for the three months ended March 31, 2018, ("Q1 2018" and "YTD 2018", respectively). The MD&A should be read in conjunction with Flowr’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 (the "Financial Statements") and audited consolidated financial statements for the year ended December 31, 2018 ("FY 2018"). In this MD&A, references to "Company" or "Flowr", as defined below, are references to The Flowr Corporation and its subsidiaries, as applicable. To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents.

This MD&A is dated as of May 16, 2019.

The Financial Statements (and the financial information contained in this MD&A) were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Financial Statements and this MD&A have been reviewed and approved by the Company’s Board of Directors (the "Board of Directors" or the "Board"). The Financial Statements include the accounts of the Company and its primary subsidiaries, The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc.

All amounts in this MD&A are expressed in Canadian dollars ("CAD") except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of CAD, unless otherwise indicated.

Non-IFRS Measures

This MD&A contains certain financial performance measures that are not defined by IFRS, and are used by management to assess the financial and operational performance of the Company. These include but are not limited to adjusted EBITDA (defined below).

As there are no standardized methods of calculating non-IFRS measures, the Company’s approaches may differ from those used by other companies in the industry and may not be comparable as a result. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered independently or in substitution for measures prepared in accordance with IFRS.

Additional information relating to the Company, including the Company’s Annual Information Form dated April 3, 2019 (the "AIF"),is available on SEDAR at www.sedar.com.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see "Forward-looking Information, Risks and Uncertainties" below for a full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s operations and capital projects or the need for future financing is forward-looking information. All forward-looking information, Risks and Uncertainties, including information not specifically identified herein, is made subject to cautionary language at the end of this MD&A. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading "Forward-looking Information" when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 and has been approved by the Company’s Board of Directors prior to its release.

Company Overview

The Company was incorporated under the Business Corporations Act (Alberta) on June 1, 2016. In connection with the completion of the Qualifying Transaction (as defined below), the Company continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) on September 25, 2018. The head office of the Company is located at 461 King Street West, Suite 200, Toronto, Ontario, M5V 1K4. The Company’s shares are listed on the TSX Venture Exchange (the "Exchange") under the symbol "FLWR".

The Company, formerly known as The Needle Capital Corp., was previously classified as a Capital Pool Company as defined in Policy 2.4 of the Exchange. The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction. The purpose of such an acquisition was to satisfy the related conditions of a qualifying transaction under the Exchange rules (the "Qualifying Transaction").

On September 21, 2018, the Company completed its Qualifying Transaction pursuant to a business combination agreement between the Company, 2652253 Ontario Inc. and a private corporation called The Flowr Corporation ("Flowr PrivateCo") (the "Business Combination Agreement"). As a part of the Qualifying Transaction, the Company changed its name to "The Flowr Corporation" and consolidated its 7,679,997 common shares on a 13:1 basis to 590,769 common shares. In connection with the Qualifying Transaction, Flowr PrivateCo exchanged its shares for all of the issued and outstanding shares of the Company with the former shareholders of Flowr PrivateCo receiving a total of 85,692,095 post-consolidation common shares. Immediately following the closing of the Qualifying Transaction, the Company had a total of 86,282,864 issued and outstanding common shares, where the shareholders of Flowr PrivateCo owned 99.3% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Flowr PrivateCo. The transaction has been accounted for as a listing expense in the FY 2018 consolidated statements of loss in the amount of $1,802,830 based on the fair value of equity instruments issued by the Company to the shareholders, option holders and warrant holders of The Needle Capital Corp and other professional fees incurred net of cash acquired from The Needle Capital Corp. Flowr PrivateCo is considered to be the acquirer and the Company is considered to be the acquiree. Accordingly, the discussion in this MD&A is a continuation of the operations of Flowr PrivateCo, hereinafter referred to as Flowr or the Company, as applicable.

As at March 31, 2019, Flowr’s principal subsidiaries include, a 66.3% (December 31, 2018 – 66.3%) ownership of The Flowr Canada Holdings ULC, a British Columbia corporation ("Flowr ULC"), which owns, 100% of The Flowr Group (Okanagan) Inc., ("Flowr Okanagan").

Flowr owns 100% of the issued and outstanding Flowr ULC common shares and two US shareholders own 100% of the issued and outstanding Flowr ULC class A shares. The Flowr ULC class A shares are exchangeable for common shares of Company at the sole option and discretion of the holders on a one-for-one basis and at no cost to the holder.

Flowr Okanagan is a license holder of (i) standard cultivation, (ii) standard processing and (iii) sale licence issued under the Cannabis Act and Cannabis Regulations and operates what is expected to be an 85,000 square foot GMP designed cultivation facility in Kelowna, British Columbia ("Kelowna 1"). Over time, Flowr will build out additional facilities and sites adjacent to Kelowna 1 (the "Kelowna Campus") and Flowr has begun acquiring properties and rights, as described below. Flowr is focused on producing high-yield, high-quality cannabis for patients and consumers throughout Canada. Flowr also prioritizes research and development to breed specific cannabis varieties to identify unique characteristics and ultimately work to improve Flowr’s final products. For a summary of the regulatory framework relating to the Company’s operations, please refer to the Company’s AIF.

Overall Performance

Highlights of YTD 2019 and as of the Date of this Report

Financial Summary

In thousands of CAD dollars (except where noted),	Three months ended
		March 31,

	2019	2018
Grams produced	279,760	—
Grams sold	211,195	—
Net revenue	1,626	—
Net loss	5,850	2,582
Capital Expenditures(1)	21,779	4,447

(1)	Capital expenditures includes $10.3 million capital lease additions as a result of transition to IFRS 16.

During YTD 2019 and to the date of this MD&A, the following highlights the Company’s significant events:

Financing and Investing Activities – The Company completed the following financing and investing activities in 2019:

On May 10, 2019, the Company closed a non-brokered private placement of 2,165,547 common shares at a price of C$6.25 per common share for aggregate gross proceeds of $13,534,669 (the "Private Placement"). The net proceeds from the Private Placement will be used for general working capital purposes and administration expenditures, including for the funding of construction of certain operations of Holigen Holdings Limited ("Holigen"). The private placement remains subject to final acceptance of the Exchance.

On November 19, 2018, the Company entered into a binding term sheet (the "Term Sheet") with Holigen, pursuant to which the Company agreed to lend $6,000,000 to Holigen. The proceeds received from Flowr are being used by Holigen to purchase land and obtain certain cannabis related licenses in certain jurisdictions, including Portugal. As of March 31, 2019, $6,000,000 has been advanced to Holigen. Flowr has the right to convert all debt owing under the loan facility into the same class of shares held by the shareholders of Holigen, that would result in a 4.8% equity interest in Holigen upon additional terms and conditions being met.

The Company’s Filing Statement dated September 19, 2018 included information related to the Company’s use of proceeds from its $35.9 million financing completed concurrently with the closing of the Qualifying Transaction (the "RTO Financing"). As a result of the foregoing, the Company had committed $6,000,000 from the RTO Financing to advance this loan to Holigen.

On December 19, 2018, the Company entered into a share purchase and subscription agreement, as amended and restated on May 8, 2019 (the "SPSA") which effectively exercises the Company’s option to convert the loan receivable into 4.8% shares of the shares of Holigen and the purchase of by the Company of an additional 15% interest in Holigen. In addition, on December 19, 2018, the Company entered into a license agreement with Holigen, whereby the Company agreed to provide certain intellectual property to Holigen to accelerate the completion of Holigen’s construction and licensing projects. The closing of the acquisition of the 19.8% equity interest with Holigen is subject to certain closing conditions.

On October 10, 2018, through a strategic alliance with Ace Valley a brand of cannabis created by the team behind Ace Hill Beer ("Ace Hill"), the Company invested $750,000 in exchange for common shares of Ace Hill. The investment in Ace Hill has been recorded in investments at fair value in the Consolidated Statements of Financial Position as of March 31, 2019.

Corporate Matters – The Company made the following changes during the period ended March 31, 2019 and to the date of this MD&A:

In May 2019, the Company hired Ashley Thomson as Chief People Officer. In this new role, Ms. Thomson will be the driving force behind Flowr’s culture and employee experience. She will be responsible to build and support world-class teams and create environments that inspire people's best work. Ms. Thomson will be an instrumental business partner in Flowr’s growth through the creation and execution of best-in-class strategies to ensure that Flowr is attracting, developing and maximizing high-quality talent to fuel the expansion of the brand and address skill set gaps created through increasing growth.

On March 6, 2019, the Company promoted Jason Broome to the role of Chief Research and Innovation Officer. Mr. Broome previously served as Senior Vice President of Operations.

On March 1, 2019, Flowr hired celebrated Canadian Chef Ryan Reed to develop signature edible cannabis products for the Flowr brand. Flowr expects that customers will be able to purchase these unique, gourmet products once launched following the anticipated legalization of edibles and infused products in Q4 2019.

On February 5, 2019, Flowr submitted an application to list its common shares on The NASDAQ Capital Market ("NASDAQ") and has filed a Form-40F Registration statement with the U.S. Securities Exchange Commission. A trading date will be made public once all regulatory formalities are satisfied.

On December 28, 2018, the shareholders of the Company approved the Company’s Long-Term Incentive Plan ("LTIP"), which was subsequently approved by the TSX-V on January 16, 2019. Under the terms of the LTIP the Board or a committee on behalf of the Board may grant units, which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, directors, employees or consultants of the Corporation. The maximum number of common shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the total issued and outstanding common shares of the Company, including the 44,100,000 convertible Flowr ULC class A preferred shares. As at the date of this MD&A 197,250 RSUs were issued and outstanding.

Operating Activities – In keeping with the Company’s objective of advancing and optimizing Kelowna 1, the following progress at the Company’s operations has been made:

The Company continued to advance construction at Kelowna 1 as scheduled. Construction is on track to be completed by the end of the third quarter of 2019. The Company spent $4.4 million on construction activities at Kelowna 1 in the first quarter of 2019. The total budget for the project is $33.8 million, $18.3 million of which is anticipated to be spent in 2019.

A total of 10 grow rooms, similar in size, are now completed at Kelowna 1, and in the first quarter of 2019 eight of these rooms are propagated with plants.

On January 24, 2019, Flowr Okanagan received approval from Health Canada to open additional grow rooms in Kelowna 1.

Growth Activities[1] – Flowr has undertaken the following activities to support the future growth of the Company:

1The following statements constitute forward-looking information related to possible events and conditions and may involve unknown risks, assumptions and uncertainties that may cause actual events to differ materially. Please refer to the forward-looking information, Risk and Uncertainties section of the MD&A.

In anticipation of the phased construction of the Kelowna Campus, Flowr has purchased, or has entered into agreements to purchase, several parcels of land near or adjacent to Kelowna 1, as follows:

On June 29, 2017, Flowr purchased 0.53 acres of land located directly south and adjacent to Kelowna 1 (the "June 29 Parcel");

On February 28, 2018, Flowr purchased 1.942 acres of land located directly to the north and adjacent to Kelowna 1 (the "February 28 Parcel");

On March 2, 2018, Flowr purchased 0.53 acres of land located directly south and adjacent to the June 29 Parcel. Combined with the June 29 Parcel, the total land parcels will be utilized for a research and development facility ("R&D Facility") in partnership with Hawthorne (as defined below) dedicated to advancing cannabis cultivation techniques and systems. The Company spent a total of $4 million on the construction of the R&D Facility as of March 31, 2019 of which $3.5 million has been financed through a loan from Hawthorne with the remainder to be received through loan advances in Q2 2019;

On June 7, 2018, Flowr entered into a purchase and sale agreement to purchase 17.6 acres of land located across the road to the east of Kelowna 1, subject to Flowr’s satisfaction as to the feasibility of the land for the intended use, zoning and permitting. On February 12, 2019, the purchase and sale agreement closed and Flowr took title over the property. The agreement also provides Flowr with a right of first refusal to purchase two additional parcels of land located adjacent to the 17.6 acres of land. Specifically, the right of first refusal provides Flowr with the right to purchase one 10-acre parcel of land and another 9.4-acre parcel of land subject to agreed terms and conditions. Flowr intends to use these properties for greenhouse and outdoor production of cannabis and extraction of such other form factors (the "Flowr Forest"). Upon finalizing site design, floor plans and corresponding activities to be conducted at the Flowr Forest, the Company will initiate its licensing process with Health Canada. The Company expects to obtain the relevant licenses from Health Canada in 2019. The anticipated capital spending on Flowr Forest is $5.7 million in 2019 of which $3.2 million was spent in Q1 2019;

Flowr is planning to begin planting the Flowr Forest upon receipt of Health Canada and other required approvals. The products cultivated from the Flowr Forest will be used for extraction in developing edibles and concentrates;

On August 31, 2018, Flowr purchased two (2) acres of land located directly north and adjacent to the February 28 Parcel. Combined with the February 28 Parcel, the total land parcels are intended to be used towards the Company’s second cultivation facility ("Kelowna 2"). The Company is currently in the initial planning stages and would require additional sources of financing to move forward with the project.

During YTD 2018, Flowr applied for two patents:

US Patent Application No. 15/912,377 – Apparatus for Transporting Hanging Crops; and

US Patent Application No. 15/912,356 – Apparatus for Sorting of Crop Components

On January 25, 2018 Flowr entered into an agreement with Hawthorne Gardening Company ("Hawthorne"), a subsidiary of The Scotts Miracle Gro Company, to construct and operate the R&D Facility.

Key Distribution Channels – The following activities occurred during the first quarter of 2019 and up to the date of this MD&A:

On January 31, 2019, Flowr announced that it will be begin selling a wide selection of cannabis cultivars, in both high-quality seed and clone form in the second quarter of 2019. Flowr believes that there is an opportunity to sell select cultivars in four key markets (i) Canadian Licence holders seeking high quality genetics (ii) Micro-Cultivators a new Health Canada subclass that can operate small craft cultivation facilities (iii) Export to international markets and (iv) individual consumers that purchase through provincial or licensed private retailers for personal use. No cultivar supply agreements or commitments have been entered into as of the date of this MD&A.

On January 29, 2019, Flowr’s premium cannabis products became available for purchase in Manitoba through licensed private retailers.

On January 9, 2019, Flowr Okanagan entered into an agreement with Shoppers Drug Mart ("Shoppers"), whereby Shopper’s will be the direct-to-patient online provider of the Company’s FlowrRx products in Canada. FlowrRx products became available on the Shoppers ecommerce site on March 18, 2019. FlowrRx products were previously available online to patients registered via the Company website and through select clinics.

Outlook

Management believes that Kelowna 1 which is designed to GMP standards, provides it with a significant competitive advantage over other Licenced Producers. The staff at Flowr have decades of combined experience both in (1) designing and building cannabis cultivation facilities and (2) performing the actual cultivation of high quality cannabis plants. To realize its objectives, the Company’s strategy includes the following activities:

  Differentiate itself from other Licensed Producers by providing high quality cannabis products.

  Pursue and maintain Good Manufacturing Practices certificates.

  Enforce quality assurance protocols that will be among the most rigorous in the industry.

Key Financial Results and Operational Highlights

The following table summarizes the Company’s key financial and operational results:

In thousands of CAD dollars,	Three months ended
(except loss per share and grams produced)		March 31,

	2019	2018
Grams produced*	279,760	—
Grams sold	211,195	—

Net revenue	1,626	—
Gross profit (loss) before fair value adjustments	114	(656)
SG&A	3,701	1,214
Share-based compensation	2,103	386
Net loss	5,850	2,582
Loss per share (basic and diluted)	(0.06)	(0.03)
Cash used in investing activities	(12,645)	(5,098)
Cash from financing activities	2,110	783

*Grams produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Construction of Facility

Construction of Kelowna 1 is progressing. For FY 2018, Flowr operated 4 grow rooms and it is expected that when Kelowna 1 is fully completed in 2019 it will have 20 grow rooms. As of the date of this MD&A, the Company has a total of 10 grow rooms ready for use, of which 8 grow rooms are propagated with plants. Flowr anticipates having a total of 10 grow rooms operational in the summer of 2019. Upon completion of the final stages of construction, an additional 10 grow rooms will become available. Flowr anticipates all 20 grow rooms to be operational in Q4 2019.

As of March 31, 2019, the Company spent approximately $19.4 million on the development of Kelowna 1.

Results of Operations

Three Months Ended March 31, 2019, and March 31, 2018

Net loss in Q1 2019 totalled $5,849,669 which was $3,267,391 higher than the net loss in Q1 2018. The increase is mainly driven by the ramp up of the activities of the Company in 2019 partially offset by sales in Q1 2019. Key costs contributing to a higher net loss in Q1 2019 were cost of sales, selling, general and administrative expenses and share-based compensation partially offset by unrealized gains on changes in fair value of biological assets.

Cost of sales for Q1 2019 was $1,512,114 compared to $656,157 in Q1 2018. The increase in cost of sales is largely attributable to the expensing of capitalized inventory costs, as product was sold in Q1-2019. In Q1 2018 start-up costs were expensed directly to cost of sales.

Selling, general and administrative expenditures, consisting primarily of salaries and professional fees, were $3,701,182 in Q1 2019 compared to $1,214,114 in Q1 2018. Share-based compensation was $2,103,109 in Q1 2019 compared to $385,824 in Q1 2018.

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA is net loss, plus (minus) income taxes (recovery), plus (minus) interest income (expense), net, plus depreciation and amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on biological assets and inventory sold, plus listing expense costs and plus (minus) loss (gain) on investments. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash used by operations.

In thousands of CAD dollars	Three months ended
		March 31,

	2019	2018
Net loss	(5,850)	(2,582)

Depreciation and amortization	469	175
Unrealized (gains) losses on fair value adjustments of biological assets	(206)	210
Fair value adjustments on inventory sold	(42)	—
Share-based compensation	2,103	386
Unrealized loss on valuation of warrant investment	351	27
Interest expense	40	2
Adjusted EBITDA	(3,135)	(1,782)

Adjusted EBITDA losses were higher for the three months ended March 31, 2019 compared to 2018 by $1,353,000, due to the ramp up of cultivation and operating activities in 2019.

Cash used in Investing and from Financing activities

The cash used in investing activities for the three months ended March 31, 2019 was $12,644,657 compared to $5,098,268 in 2018. The increase in investing activities are primarily due to the continuing of the construction activities to complete Kelowna 1. Management anticipates the construction of Kelowna 1 to be completed at the end of the third quarter 2019.

Net cash provided from financing activities for the three months ended March 31, 2019 was $2,109,574 compared to $783,442 in 2018. The increase from the prior quarter is largely due to loan advances received from Hawthorne in relation to construction of the R&D Facility.

Total Assets and Liabilities

In thousands of CAD dollars	March 31, 2019	December 31, 2018	December 31, 2017
Total assets	77,404	67,133	21,502
Current liabilities	9,094	6,283	1,956
Non-current liabilities	12,154	1,304	—

Total assets as at March 31, 2019 increased by a net of $10,270,768 from the end of FY 2018. The change is largely attributed to the increase in property, plant & equipment of $21,020,834 primarily in relation to the construction of Kelowna 1 and recognition of capital leases upon transition to IFRS 16, Leases, partially offset by a decrease in cash and cash equivalents of $11,396,117 mainly due to capital spending. Total liabilities increased by $13,660,579, of which $9,805,275 of the increase related to capital leases obligations recognized on transition to IFRS 16.

Summary of Quarterly Results

In thousands of CAD dollars	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Net revenue	1,626	2,870	—	—	—	—	—	—
Net Loss	(5,850)	(6,059)	(5,633)	(3,633)	(2,582)	(1,888)	(467)	(233)
Net Loss attributable to:
Common shareholders	(5,045)	(5,515)	(5,420)	(2,724)	(1,742)	(1,442)	(249)	(110)
Non-controlling interest	(805)	(544)	(213)	(909)	(840)	(446)	(218)	(123)
Basic and diluted loss per share attributable to common shareholders of the Company	(0.06)	(0.07)	(0.08)	(0.04)	(0.03)	(0.04)	(0.01)	—

Liquidity and Capital Resources

Liquidity

The main sources of liquidity are the Company’s cash and cash equivalents, debt, capital lease obligations and equity issuances. As at March 31, 2019, cash and cash equivalents were $16,293,066 compared to $27,689,183 at December 31, 2018 and total debt was $3,471,536 compared to $1,591,536 at December 31, 2018.

On May 10, 2019, the Company completed the Private Placement of 2,165,547 common shares at price of $6.25 per common shares for aggregate proceeds of $13,534,669.

On September 21, 2018, Flowr completed the RTO Financing of 13,807,734 Flowr common shares at a price of $2.60 per share (the "Second Non-Brokered Financing"), for aggregate proceeds of $35,900,108. In relation to the RTO financing, the Company issued 441,720 broker warrants exercisable at $2.60, expiring 2 years from the date of grant.

On July 18, 2018, Flowr completed a non-brokered financing of 5,309,361 Flowr common shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339. The Second Non-Brokered Financing closed on a rolling basis in five tranches, as follows:

  On April 11, 2018, 3,310,330 Flowr common shares were issued for aggregate gross proceeds of $8,606,858;

  On April 23, 2018, 970,232 Flowr common shares were issued for aggregate gross proceeds of $2,522,603;

  On May 28, 2018, 84,382 Flowr common shares were issued for aggregate gross proceeds of $219,393;

  On July 12, 2018, 896,151 Flowr common shares were issued for aggregate gross proceeds of $2,329,993;

  On July 18, 2018, 48,266 Flowr common shares were issued for aggregate gross proceeds of $125,492.

On January 9, 2018, Flowr completed a non-brokered financing of 15,000,000 Flowr Class A Shares at a price of $1.00 per share (the "First Non-Brokered Financing"), for aggregate gross proceeds of $15,000,000. The First Non-Brokered Financing closed in two tranches, as follows:

  On December 28, 2018, 14,185,000 Flowr Class A Shares were issued for aggregate gross proceeds of $14,185,000; and

  On January 9, 2018, 815,000 Flowr Class A Shares were issued for aggregate gross proceeds of $815,000.

Working Capital

As at March 31, 2019, the Company had working capital of $13,988,482 (December 31, 2018 — $27,178,500), calculated as total current assets less total current liabilities. The decrease in working capital of $13,190,018 is primarily due to the capital spending related to the construction of Kelowna 1.

Contractual Obligations

The Company’s contractual obligations for the period ended March 31, 2019 are set out below:

Contractual Obligations		Less than 1
In thousands of CAD dollars	Total	year	1-2 years	After 2 years
Trade and other payables	6,805	6,805	—	—
Due to related parties	51	51	—	—
Deferred revenue	1,115	1,115	—	—
Debt	3,472	335	1,150	1,987
Total contractual obligations	11,443	8,306	1,150	1,987

Commitments and Contingencies

Future minimum payments as at March 31, 2019, under agreements to which the Company is a party are as follows:

In thousands of CAD dollars	Less than 1 year	1- 3 years	3- 5 years	Over 5 years	Total
Purchase obligations	11,636	—	—	—	11,636
Capital lease obligations	1,345	3,740	2,686	8,683	16,454
Operating lease obligations	2	2	—	—	4

The Company expects to meet its contractual obligations and commitments with its available cash and cash equivalents.

On January 25, 2018, Hawthorne and Flowr entered into an agreement to construct the R&D Facility and to provide certain R&D services upon completion of the R&D facility. The agreement was amended effective December 14, 2018. Under the amended agreement, Flowr Okanagan received a design and construction fee of $1,500,000 which is initially recorded as deferred revenue in the consolidated statements of financial position. The revenue is recognized as design and construction income in the consolidated statements of loss over the period of time the construction and design services are rendered. Hawthorne will also finance all approved development expenses through a loan to Flowr Okanagan to a maximum loan amount of $11,500,000 (the "Hawthorne Loan"). The funds will be advanced to Flowr on a monthly basis based on the expected expenditures to be incurred for the month. On the opening date of the R&D Facility, the Hawthorne Loan will become payable through an agreed upon payment schedule and will commence to accrue interest at a rate of 4%. The Hawthorne Loan will be fully repaid over 20 years from the opening date of the R&D Facility.

As of March 31, 2019, Hawthorne advanced $3,471,536 to Flowr Okanagan under the Hawthorne Loan.

As a part of the arrangement, once the R&D Facility is operational, Hawthorne will pay Flowr a monthly management fee and a monthly SR&ED service fee which can be offset against the monthly loan and interest repayments.

As of March 31, 2019, if the contract were to terminate under certain circumstances, the Company could be required to pay 100% of all costs and expenses loaned by Hawthorne and $1,500,000 in liquidated damages.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2019.

Transactions with Related Parties

The Company’s related parties as defined by International Accounting Standard 24 "Related Party Disclosures" (IAS 24), include the Company’s subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which in all cases are equivalent to the exchange amounts being the amount of consideration established and agreed upon by the related parties. All related party transactions entered into by the Company are in the normal course of business and have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during YTD 2018 and YTD 2018 are listed below:

(a) Compensation of Key Management Personnel:

In thousands of CAD dollars	Three Months Ended March 31,
	2019	2018
Salaries and benefits	441	265
Share-based compensation	1,970	336
Total	2,411	601

(b) Transactions with employees, shareholders and officers

As at March 31, 2019, the following related party amounts were included in (a) prepaid expenses and other assets (b) loan receivable (c) due to related parties (d) property, plant and equipment (e) accounts payable and accrued liabilities were as follows:

In thousands of CAD dollars		For the Period Ended
		March 31, 2019	December 31, 2018
(c)	Reimbursable expenses due to a corporation with directors and officers in common with Flowr	51	63
(d)	Fees paid to a company for the construction of Kelowna 1 whose principal is an employee and shareholder of Flowr(1)	434	2,211
(e)	Amounts due to a construction company whose principal is an employee and shareholder of Flowr(1)	163	82

1The Company engaged Maddocks Construction Ltd. ("Maddocks") as one of the primary contractors involved with its capital projects (mainly Kelowna 1 and the R&D Facility). The principal of Maddocks is not an officer or director of the Company.

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

In thousands of CAD dollars	For the Period Ended March 31,
	2019	2018
Consulting and administration fees	—	61
Rental fees	5	5
Total	5	66

The Company and its subsidiaries are considered related parties under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") as a result of Core Flow Canada Holdings Inc.’s deemed beneficial ownership by it of the common shares of the Company underlying the Flowr ULC class A preferred shares it holds, and also on the basis that Core Flow Holdings Canada Inc. is controlled by Steve Klein (a director of the Company).

As a result, the Company does not benefit from the exemption of the application of the related party transaction rules in section 5.1 of MI 61-101 for transactions with Flowr ULC or Flowr Okanagan on the basis that i) it is not a downstream transaction, because Core Flow Canada Holdings Inc. is a related party of the Company and Core Flow Canada Holdings Inc. has more than 5% of the voting rights in Flowr ULC; and ii) neither Flowr ULC or Flowr Okanagan are wholly owned subsidiaries of the Company.

The Company does from time to time enter into related party transactions with Flowr ULC and Flowr Okanagan primarily related to cash management transactions, intercompany loans and the issuances of shares from the Flowr ULC to the Company in accordance with the share exchange agreement dated August 2018 among the Company and Flowr ULC and certain US shareholders of the Company.

Financial Instruments

The following table outlines the Company’s financial instruments as of March 31, 2019. The carrying value of these financial instruments approximate their fair values as at March 31, 2019.

In thousands of CAD dollars	Fair Value at
	March 31, 2019	Basis of Measurement	Financial Instruments
Financial Assets
Cash and cash equivalents	16,293	Carrying value	Amortized cost
Amounts receivable	3,164	Carrying value	Amortized cost
Deposits recoverable	443	Carrying value	Amortized cost
Investment in private securities - shares	602	Fair value	FVOCI
Investment in private securities - warrants	138	Fair value	FVPL
Convertible loan receivable	6,000	Fair value	FVPL
Financial Liabilities
Accounts payable and accrued liabilities	6,805	Carrying value	Amortized cost
Due to related parties	51	Carrying value	Amortized cost
Lease obligations	9,805	Carrying value	Amortized cost
Debt	3,472	Carrying value	Amortized cost

Amortized cost — The carrying values of all the financial assets and liabilities measured at amortized cost approximate their fair values.

FVPL – Investments intended for sale and non-hedging derivative instruments (such as warrants) that are recognized at fair value and changes in fair value are recognized in other expenses (income) in the consolidated statement of loss.

Investments private securities – Warrants

Seven Leaf Warrants

On December 31, 2018, the Company was granted 2,500,000 warrants in Seven Leaf. Each warrant is exercisable into one common share of Seven Leaf any time prior to December 31, 2020, at an exercise price of $0.50 per common share. Seven Leaf has two directors in common with Flowr. For the period ended March 31, 2019, the Company recognized an unrealized loss of $350,698 (2018 – nil) in other expense in the condensed interim consolidated statements of loss.

Convertible loan receivable

On the November 19, 2018, the Company entered into the Term Sheet with Holigen, pursuant to which the Company agreed to lend $6,000,000 to Holigen. The proceeds received from Flowr are being used by Holigen to purchase land and obtain certain cannabis related licenses in certain jurisdictions, including Portugal. As of March 31, 2019, $6,000,000 has been advanced to Holigen. Flowr has the right to convert all debt owing under the loan facility into the same class of shares held by the shareholders of Holigen, that would result in a 4.8% ownership interest in Holigen (the "Conversion Option").

On December 19, 2018, the Company entered into the SPSA, which was amended and restated on May 8, 2019, with Holigen which effectively exercises the Company’s Conversion Option and provides the Company with an additional 15% equity interest in Holigen, for an aggregate 19.8% ownership interest. The Company provided Holigen with certain intellectual property to accelerate the completion of Holigen’s construction and licensing projects. The closing of the acquisition of the 19.8% ownership interest of Holigen is subject to various legal, administrative and approval conditions. As the Conversion Option has been exercised prior to the outside date of January 31, 2019 under the loan facility, interest will not accrue on the loan balance. However, in the event that the acquisition of the 19.8% interest in Holigen does not close, the entire outstanding loan balance and related interest will become payable on February 1, 2020. Interest under the loan facility would be calculated at 8% per annum from the first advance made under the loan.

The Conversion Option represents a call option to the Company and is included in the fair value of the loan. There existed an insignificant difference in fair value between the initial recognition date of November 19, 2018 and the reporting date of March 31, 2019, and accordingly the transaction price approximated the fair value of the loan. The value of the Conversion Option of the loan is $162,367 as of March 31, 2019.

FVOCI – Investments not held for trading and non-hedging derivative instruments that are recognized at fair value and changes in fair value are recognized in other comprehensive income.

Investments private securities – Shares

On October 10, 2018, the Company acquired 319,149 shares of Ace Hill at a cost of $750,000. As Ace Hill is not a listed public company, the valuation of the shares at the time of issuance was based on a discounted projected cash flow model. The Company re-assessed the fair value of the shares based on equity issuances in the period. For the period ended March 31, 2019 the Company recorded unrealized losses of $148,089 (2018 – nil) through other comprehensive income.

Risk Management

The Company’s exposure to financial instruments includes, but is not limited to, the following risks:

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada and applicable legislation in Canada. Changes in legislation could have a significant impact on the Company’s operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents at highly-rated financial institutions. As at March 31, 2019, the Company had a convertible loan receivable of $6,000,000 (December 31, 2018 – $6,000,000) and amounts receivable of $3,163,838 (December 31, 2018 - $2,963,115). The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company is not significantly exposed to credit risk as the accounts receivables are primarily due from provincial government organizations and overall amounts receivable and convertible loan receivables comprise 11.8% (December 31, 2018 – 13.4%) of the Company’s total assets.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will need to raise additional capital through equity issuances or debt financing in order to advance strategic initiatives under consideration or commence new capital projects.

Capital Risk Management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; and (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and adjusts it based on prevailing market conditions and according to its business plan. The Company’s funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations, accompanied with financing through debt.

Significant Changes in Accounting Policies
In Q3 2018, the Company has changed its accounting policy with respect to production costs related to biological assets. Prior to this change, the Company expensed any costs related to production of biological assets. The Company now capitalizes production costs related to biological assets and recognizes the expenses in cost of sales as the inventory is sold. Non-recurring start-up costs are expensed directly through cost of sales. Shipping and fulfillment charges and any related depreciation are expensed to cost of goods sold in the period in which the costs are incurred. The Company also revised its presentation in the consolidated statement of loss to separate fair value adjustments for both biological assets and inventory sold in the period. The Company believes that the revised policy and presentation provides more relevant financial information to the users of the Financial Statements.

The amended policy is as follows:

(i) Biological assets

While the Company’s biological assets, consisting of cannabis plants, are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, utilities, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and production related depreciation. Capitalized costs are subsequently recorded within cost of sales in the consolidated statements of loss in the period that the related product is sold.

The Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss for the related period. Cost to sell includes post harvest production costs and fulfilment costs.

The Company commenced cultivating cannabis in January 2018. Biological assets were measured at a fair value of nil in reporting periods prior to the Company obtaining its sales license on August 10, 2018, as management could not reasonably assess the likelihood of obtaining the sales license from Health Canada at the time. As a result, all capitalized costs related to biological assets were expensed through changes in fair in value of biological assets.

(ii) Inventory

Inventory of harvested bulk cannabis and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, packaging supplies, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Supplies and consumables are valued at the lower of cost and net realizable value, with cost determined based on an average cost basis.

The changes in accounting policy have been applied retrospectively. The presentation of production costs in Q1 2018 is now captured as cost in sales in the comparative period.

(b) IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases, replacing IAS 17, which resulted in changes in accounting policies as described below. In accordance with the transitional provisions in the standard, IFRS 16 was adopted retrospectively without restating comparatives, with the cumulative impact adjusted in the opening balances as at January 1, 2019. The Company also utilized certain practical expedient elections whereby (i) there is no need to reassess whether an existing contract is a lease, or contains an embedded lease if previously determined under IAS 17, (ii) short term and low value leases are treated as operating leases, and (iii) there is no need to reassess the previous assessments in respect of onerous contracts that confirmed there were no existing onerous lease contracts. Under IFRS 16, most leases are now recognized on the balance sheet for lessees, essentially eliminating the distinction between a finance lease and an operating lease under IAS 17, where operating leases were reflected in the consolidated statements of earnings (loss). As a result, as at January 1, 2019, the Company recognized lease obligations and leased assets under existing operating leases of $10,317,064, with no impact on total shareholders’ equity. Each lease obligation was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate of 5.8% . Leased assets were recognized as right-of-use assets in property, plant and equipment and were measured at the amount equal to the lease obligations. Leases previously classified as finance leases and recognized in the carrying amounts of the Company’s lease obligations and leased assets are now recognized in the carrying amounts of the lease obligations and the right-of-use assets as at January 1, 2019.

The following are the Company’s new accounting policies for its leases under IFRS 16:

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the consolidated statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the consolidated statements of earnings (loss). The right of-use asset is included in property, plant and equipment and is depreciated over the shorter of its estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

  fixed payments (including in-substance fixed payments), less any lease incentives receivable;
  variable lease payment that are based on an index or a rate;
  amounts expected to be payable under residual value guarantees;
  the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
  payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

  the amount of the initial measurement of the lease obligation;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs; and
  rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of earnings (loss). Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise primarily small equipment.

Sublease

In February 2019, the Company entered into a sublease agreement, which is classified as a finance lease under IFRS 16 by reference to the right of use asset generated through the Company’s primary lease obligation ("Head Lease"). Upon entering into the sublease arrangement, the right of use asset generated from the Head Lease is derecognized and a receivable related to the net investment in lease is generated based on the net present value of cash flows to be received from the sublease. As of March 31, 2019, the Company had $182,709 receivable due from its net investment in the sublease. Upon entering into the sublease agreement, the Company was required to established a letter of credit with the lessor in the amount of the Company’s total remaining lease payments, which has been reflected as restricted cash in other current and long term assets.

Share Capital Information

As at the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding (on a post-consolidation basis):

Securities	Common shares on exercise
Common shares	89,210,899
Flowr ULC class A preferred shares (convertible into common shares)*	43,950,000
Warrants	258,270
Stock options	12,051,780
Restricted share units	197,250
Fully diluted share capital	145,668,199

*The Flowr ULC class A preferred shares are issued and outstanding in the Flowr ULC and convertible into common shares of the Company at the election of the holder and no cost to the holder.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-looking Information, Risks and Uncertainties

Certain statements contained in this MDA constitute "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A, may contain forward-looking information attributed to third-party industry sources.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this MD&A speak only as of the date of this MD&A. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

  the expected size, capacity and completion of Kelowna 1, Kelowna 2 and the timing of completion thereof;

  the additional grow rooms of Kelowna 1 and the timing of completion and operation thereof;

  the construction of additional facilities on the Kelowna Campus;

  Flowr seeking to acquire additional properties, and its ability to do so;

  the expectation that the Company’s common shares will commence trading on the NASDAQ;

  the R&D Facility advancing cannabis cultivation techniques and systems;

  Flowr using certain properties in the Flowr Forest for greenhouse production and extraction;

  licensing with respect to the Company’s property and facilities;

  timing of obtaining licenses for the Flowr Forest;

  Flowr planting the Flowr Forest and the timing thereof;

  the timing of selling other form factors and the source of cannabis for such form factors;

  capital spending relating to the Company’s projects, including Kelowna 1, the R&D Facility and the Flowr Forest;

  Kelowna 2 and the completion thereof;

  the plans for Kelowna 2 and financing thereof;

  customers being able to purchase unique gourmet products as a result of the hiring of Chef Ryan Reed, and the timing of the availability of such products;

  the experience and skill set of Flowr’s management, including Ashley Thomson;

  Ms. Thomson being an instrumental partner in Flowr’s growth, through creation of best in class strategies;

  the Shoppers supply agreement increasing sales for Flowr;

  Ms. Thomson or Flowr’s ability to attract high quality talent to fuel expansion and address skill set gaps;

  Flowr selling cannabis cultivars, and the timing of the commencement of such sales;

  the markets that Flowr believes it can sell cannabis cultivars in;

  the advantages that Flowr believes it has with Kelowna 1 and its strategies with respect to growing premium cannabis, attaining certain GMP and manufacturing certifications and enforcing certain protocols;

  the performance of the Company’s business and operations;

  the Company’s capital expenditure programs;

  the future development of the Company, its growth strategy and the timing thereof;

  the acquisition strategy of the Company;

  the estimated future contractual obligations of the Company;

  the Company’s future liquidity and financial capacity;

  the Company’s ability to satisfy its financial obligations in future periods;

  the supply and demand for cannabis products and services similar to the Company’s products and services;

  cost and/or pricing of the Company’s products;

  expectations regarding the Company’s ability to raise capital;

  the Company’s treatment under government regulatory and taxation regimes;

  the use of proceeds from financings completed by the Company;

  the closing of the acquisition of the 19.8% ownership interest in Holigen; and

  the Company’s net sales of all or any one of its products.

With respect to the forward-looking information contained in this MD&A, the Company has made certain assumptions and such forward-looking information is subject to certain risks, including, without limitation, the following risks and assumptions:

  the timing of completion of the Facility and the additional grow rooms;

  the expected capacity of the Facility;

  the ability of Flowr to complete construction of additional facilities on the Kelowna Campus;

  Flowr being able to acquire additional properties;

  the Company’s common shares being approved for trading on the NASDAQ;

  the R&D Facility being capable of advancing cannabis cultivation techniques and systems;

  the Flowr Forest enabling Flowr to produce cannabis in greenhouses and Flowr being able to extract cannabis for other form factors;

  Flowr being able to plant the Flowr Forest and the timing thereof;

  Flowr receiving licenses and approvals for future and/or planned projects, including the Flowr Forest and Kelowna 2;

  Flowr being able to sell other form factors and the timing thereof;

  Chef Ryan Reed and Flowr being able to create unique and gourmet products, customers purchasing such products and the timing of the availability of such products;

  Flowr and/or Ms. Thomson being able to attract high quality talent and Ms. Thomson proving to be instrumental in Flow’s growth;

  the Shoppers supply agreement actually increasing sales for Flowr;

  Flowr being able to sell cannabis cultivars, and the timing of the commencement of such sales;

  the markets that Flowr believes it can sell cannabis cultivars in actually forming and those markets purchasing such products from Flowr;

  Kelowna 1 and Flowr’s strategies with respect to growing premium cannabis, attaining certain manufacturing certifications and enforcing certain protocols providing it with the competitive advantage that Flowr believes it has over other licensed producers;

  the ability to develop and market future products;

  timing to launch new products;

  cost to develop and/or manufacture products;

  operating cost estimates and yield trends for the Company;

  inventory levels;

  pricing for the Company’s products;

  future market demand/trends;

  gross profitability for products;

  the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements, as applicable;

  the successful sale of products to third parties on terms favorable to the Company;

  the ability of the Company to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

  the ability of the Company to complete construction of its facilities on time, at all or on budget;

  any delay in the construction and/or licensing of the facilities of the Company not being material;

  the ability of the Company to maintain its distribution networks and distribute its products effectively;

  the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

  the timely receipt of any required regulatory approvals;

  the general economic, financial, market and political conditions impacting the industry in which the Company operates;

  the tax treatment of the Company and the materiality of legal proceedings;

  the ability of the Company to achieve or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions and/or development, including construction and licensing of the facilities of the Company;

  the ability of the Company to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

  reliance on third party suppliers to supply the Company with products required for its business on favourable terms;

  the ability of the Company to generate sufficient cash flow from operations;

  the availability of raw materials and finished products necessary for the Company’s products;

  the impact of increasing competition;

  the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

  the ability of the Company to maintain and enforce the protection afforded by trade secrets or other intellectual property rights;

  the ability of the Company to conduct operations in a safe, efficient and effective manner;

  the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products; and

  the ability of the Company to successfully market its products and services.

Forward-looking information contained in this MD&A is based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.

Risks related to forward-looking information include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to, the risk factors described above and included under the heading "Risk Factors" in the Annual Information Form.

Forward-looking information contained in this MD&A is based on the Company’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking information included in this MD&A for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking information contained herein.

Such forward-looking information is made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

All of the forward-looking information made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Other Disclosures

Trademarks

This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of the Company or its affiliates or licensors. Solely for convenience, the trademarks of the Company or its affiliates and/or licensors referred to in this MD&A may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

Market Data

This MD&A contains certain statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or are based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Company operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Company believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "Risk Factors" above and in the Annual Information Form.